SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007	Commission File Number: 001-14460

AGRIUM INC.
(Exact name of registrant as specified in its charter)

13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada T2J 7E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [_]	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: August 10, 2007	By:	/s/ Gary J. Daniel
Name: Gary J. Daniel Title: Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1	Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004
2	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Three and Six Months Ended June 30, 2007 (Unaudited)